# JPMORGAN EFFICIENTE PLUS DS 5 INDEX (NET ER) PERFORMANCE DETAILS

**October 2015**

J.P.Morgan

# JPMorgan Efficiente Plus DS 5 Index (Net ER) Performance Details

| J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") Performance – Bloomberg EFPLUS5D Index | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **2008** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | 1.27% | 1.61% | (0.76%) | (0.57%) | 0.09% | 0.65% | (1.25%) | (0.79%) | (1.94%) | (3.78%) | 1.70% | 4.85% | **0.84%** |
| **2009** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | (2.55%) | (0.64%) | 0.73% | 0.97% | 3.36% | (0.24%) | 3.79% | 1.21% | 3.50% | (0.38%) | 1.98% | 0.12% | **12.31%** |
| **2010** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | 0.43% | 0.61% | 1.84% | 1.88% | (2.44%) | 1.33% | 2.22% | 2.65% | 0.98% | 0.34% | (1.22%) | 1.01% | **9.95%** |
| **2011** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | 0.74% | 2.12% | (0.14%) | 2.05% | (1.75%) | (1.06%) | 2.49% | 1.23% | (0.18%) | 1.01% | 0.20% | 1.20% | **8.10%** |
| **2012** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | 1.44% | 0.53% | (0.69%) | 1.35% | (1.04%) | 1.56% | 2.35% | 0.23% | (0.07%) | 0.06% | (1.26%) | 0.25% | **4.74%** |
| **2013** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | 0.97% | 0.23% | 1.22% | 1.75% | (3.15%) | (0.89%) | 0.85% | (1.88%) | 1.59% | 1.61% | 1.07% | 1.39% | **4.71%** |
| **2014** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
| EFPLUS5D Index | (1.48%) | 2.11% | 0.19% | 0.84% | 1.51% | 2.10% | (0.76%) | 2.67% | (2.69%) | 1.15% | 1.23% | 0.30% | **7.27%** |
| **2015** | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | YTD |
| EFPLUS5D Index | 2.65% | (0.75%) | (0.07%) | (1.96%) | (0.57%) | (1.79%) | 0.21% | (3.83%) | (0.27%) | | | | **(6.32%)** |

J.P.Morgan

**Key Risks**

- Our affiliate, J.P. Morgan Securities plc, or JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level. The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. .

- JPMS is under no obligation to consider your interest as an investor with returns linked to the Index.

- The level of the Index will include the deduction of a fee of 0.85% per annum.

- The Index was established on December 31, 2014 and therefore has a limited operating history.

- There are risks associated with a momentum -based investment strategy.

- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

- The Index may not be successful, may not outperform any alternative strategy and may not achieve its target volatility of 5%.

- The Index may be partially uninvested if the cash index is included in the Monthly Reference Portfolio or if the exposure of the Index to the monthly reference portfolio is less than 100% on any day.

- The Index may provide exposure to any Basket Constituent in excess of the weighting constraint specified for that Basket Constituent.

- The investment strategy used to construct the index involves monthly rebalancing and weighting constraints that are applied to the Basket Constituents and daily adjustments to the exposure to the Monthly Reference Portfolio.

- Changes in the values of the Basket Constituents may offset each other.

- Each Basket Constituent composing the Index may be replaced by a substitute constituent.

- The commodity futures contracts underlying the PowerShares DB Commodity Index Tracking Fund are subject to uncertain legal and regulatory regimes.

- CDs linked to the Index may be subject to the credit risk of two issuers since any return on an investment linked to the Index that reflects the performance of the Index is subject to the credit risk of us, as well as the UBS AG issuer of the exchange-traded note that is one of the Basket Constituents.

- The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.

- An investment linked to the Index is subject to risks associated with non-U.S. securities markets (including emerging markets, and currency exchange risk), small capitalization stocks, preferred stocks, fixed income securities and loans (including interest-rate related risks and credit risk), risks associated with the real estate industry and MLPs, and risks associated with investments in commodity futures contracts and gold.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement.

**DISCLAIMER**

J.P.Morgan